UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2008

Commission File Number: 000-50596

Linktone Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

5/F, Eastern Tower, 689 Beijing Dong Road, Shanghai, 200001, PRC
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

LINKTONE RAISES 4Q REVENUE GUIDANCE -- TO ANNOUNCE FOURTH QUARTER AND FISCAL
YEAR END 2007 FINANCIAL RESULTS ON MARCH 27, 2008
Shanghai, China – February 29, 2008 – Linktone Ltd. (Nasdaq: LTON - News), a
leading provider of wireless interactive entertainment products and services to consumers in China, today announced that it will increase its fourth quarter revenue outlook due to stronger-than-expected wireless content sales.  Linktone now expects revenue between $15.5 million and $16 million for the quarter, compared with earlier guidance of $13.5 million to $14.5 million.
Linktone also announced that it will report financial results for the fourth quarter and fiscal year ending December 31, 2007 after the U.S. equities close on Thursday, March 27, 2008. Linktone will host a conference call to discuss its fourth quarter 2007 and fiscal year end 2007 financial results at
7:00 p.m. Eastern Time on March 27, 2008 (4:00 p.m. Pacific Time on March 27,
2008 and 8:00 a.m. Beijing/Hong Kong Time on March 28, 2008). The dial-in for the call is 800-240-2430 for U.S. callers and 303-262-2054 for callers. Chief Executive Officer Michael Li and Deputy Chief Financial Officer
HimTiem Foo will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through April 10, 2008. To access the replay, U.S. callers should
800-405-2236 and enter passcode 11109898#; international callers should dial
303-590-3000 and enter the same passcode.
Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html.  An archived replay of the call will be available for 90 days.
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in
China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company's and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Investor Relations
Edward Liu Brandi Piacente
Linktone Ltd. The Piacente Group, Inc.
Tel: 86-21-6361-1583 Tel: 212-481-2050
Email: edward.liu@linktone.com Email: brandi@thepiacentegroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linktone Ltd.

Date: 3/04/2008	By:	edward liu
	Name:	edward liu
	Title:	Director - IR

EXHIBIT INDEX

Exhibit No.	Description

1	Q4'07 & FY'07 earnings announcement